FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Trueheart, James L.                December 1995
     Riverfront Plaza-West
     901 E. Byrd Street, 17th Floor     5. If Amendment, Date of Original
     Richmond, Virginia 23219          (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Vice President and Controller
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   Common Stock
2. Transaction Date    (01)
3. Transaction Code    J (01)
4. Securities Acquired (A) or Disposed of (D)
  Amount                                     341
  (A) or (D)                                 A
  Price                                      (01)
5. Amount of Securities Beneficially
    Owned at End of Issuer's Fiscal Year     2,993
6. Ownership Form: Direct (D) or Indirect (I)   I
7. Nature of Indirect Beneficial Ownership      Trustee of Employee Savings
                                                Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security              __________________
2. Conversion or Exercise Price of
    Derivative Security                      __________________
3. Transaction Date                          __________________
4. Transaction Code                          __________________
5. Number of Derivative Securities Acquired (A)
    or Disposed of (D)                       __________________
6. Date Exercisable                          __________________
   Expiration Date                           __________________
7. Title and Amont of Underlying Securities
   Title                                     __________________
   Amount or Number of Shares                __________________
8. Price of Derivative Security              __________________
9. Number of Derivative Securities
    Beneficially Owned at End of Year        __________________
10. Ownership of Derivative Security:
    Direct (D) or Indirect (I)               __________________
11. Nature of Indirect Beneficial Ownership  __________________

Explanation of Responses:

(01) Shares acquired by the Dominion Resources, Inc. Employee Savings Plan (a Rule 16b-3 Plan) between January 1 and December 31, 1995, at prices ranging from $35.56 to $41.25 per share in transactions exempt under old rule 16b-3.

Trueheart, James L.
2/14/96